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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                 000-27186

                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                 755107109



                                  (Check One):

         [ ]  Form 10-K              [ ]  Form 20-F               [ ]  Form 11-K

         [X]  Form 10-Q                                           [ ] Form N-SAR

             For Period Ended:     December 31, 2001
             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -----------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

         Full Name of Registrant:  Raytel Medical Corporation
         Former Name if Applicable:
         Address of Principal Executive Office:

                  2755 Campus Drive, Suite 200
                  San Mateo, CA  94403

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         On February 8, 2002, the Registrant announced the signing of a definitive merger agreement pursuant to which the Registrant agreed to be acquired by SHL Telemedicine Ltd. The negotiation of this agreement required a significant commitment of time and effort on the part of the Registrant's management personnel and finance staff, which left the Registrant with insufficient management resources to complete its Form 10-Q in time to meet the February 14 filing deadline. The Registrant expects to file its Form 10-Q not later than February 19, 2002.

PART IV - OTHER INFORMATION

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
(1)      Name and telephone number of person to contact in regard to this notification:

         John F. Lawler, Jr., Vice President and Chief Financial Officer, (860) 298-6100, ext. 247

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If the answer is no, identify report(s).                               [X] Yes   [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                                                    [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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         The income statement included with the Form 10-Q will report revenues for the first quarter of fiscal 2002 of $18.1 million, compared to $17.2 million in the first quarter of fiscal 2001, and net income of $281,000, or $.10 per diluted share, compared to $10,000, or less than $0.01 per diluted share, for the same quarter during the prior fiscal year.


                           RAYTEL MEDICAL CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 15, 2002                  By: JOHN F. LAWLER
                                             -----------------------------------
                                             John F. Lawler, Jr., Vice President
                                             and Chief Financial Officer


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